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                                 United States
                       Securities and Exchange Commission
                                Washington, D.C.

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

PART III - NARRATIVE

     The Registrant's Form 10-QSB for the period ended June 30, 1997, could not be filed within the prescribed time period because the Registrant recently consummated certain acquisitions which impact its financial statements. On this basis, the Registrant requires additional time to complete its audited financial statements since due to time constraints associated with the acquisitions, the person responsible for gathering the required information was unable to complete the task.